UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 9)*


                   Citadel Holding Corporation
_________________________________________________________________
                        (Name of Issuer)


                   Common Stock, No Par Value
_________________________________________________________________
                 (Title of Class of Securities)


                            172862104
               __________________________________
                         (CUSIP Number)


                      Mr. Randall J. Demyan
                    Dillon Capital Management
                           Suite 1410
                      21 East State Street
                       Columbus, OH  43215
                         (614) 222-4204
_________________________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        January 13, 1995
     _______________________________________________________
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box.  ____

Check the following box if a fee is being paid with this statement ____. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       Page 1 of 14 Pages


                         SCHEDULE 13D

CUSIP NO.  172862104                           Page 2 of 14 Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

          Dillon Investors, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                 (a) _X_
                                                 (b) ___
3.   SEC USE ONLY:




4.   SOURCE OF FUNDS*:
          WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):
                                                   ____

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
          Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7.  SOLE VOTING POWER:             700,000
8.  SHARED VOTING POWER:             None
9.  SOLE DISPOSITIVE POWER:        700,000
10. SHARED DISPOSITIVE POWER:        None


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:
          700,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*:
                                                  ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
          10.49%

14.  TYPE OF REPORTING PERSON*:
          PN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



                         SCHEDULE 13D

CUSIP NO.  172862104                           Page 3 of 14 Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

          Roderick H. Dillon Jr.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                 (a) _X_
                                                 (b) ___

3.   SEC USE ONLY:




4.   SOURCE OF FUNDS*:
          PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):
                                                            ____

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
          U.S.A.


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7.  SOLE VOTING POWER:             5,000
8.  SHARED VOTING POWER:            None
9.  SOLE DISPOSITIVE POWER:        5,000
10. SHARED DISPOSITIVE POWER:       None


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:
          5,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*:
                                                  ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
          .075%

14.  TYPE OF REPORTING PERSON*:
          IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



                          SCHEDULE 13D

CUSIP NO.  172862104                           Page 4 of 14 Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

          Roderick H. Dillon, Jr. - IRA

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:

                                                 (a) _X_
                                                 (b) ___

3.   SEC USE ONLY:




4.   SOURCE OF FUNDS*:
          PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):
                                                      ____

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
          U.S.A.


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7.  SOLE VOTING POWER:             90,000
8.  SHARED VOTING POWER:            None
9.  SOLE DISPOSITIVE POWER:        90,000
10. SHARED DISPOSITIVE POWER:       None


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:
          90,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*:
                                                     ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
          1.35%

14.  TYPE OF REPORTING PERSON*:
          IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



                         SCHEDULE 13D

CUSIP NO.  172862104                           Page 5 of 14 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

          Roderick H. Dillon, Jr. Foundation

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                 (a) _X_
                                                 (b) ___

3.   SEC USE ONLY:




4.   SOURCE OF FUNDS*:
          WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):
                                                  ____

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
          Ohio


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7.  SOLE VOTING POWER:             2,000
8.  SHARED VOTING POWER:            None
9.  SOLE DISPOSITIVE POWER:        2,000
10. SHARED DISPOSITIVE POWER:       None


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:
          2,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*:
                                                      ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
          .030%

14.  TYPE OF REPORTING PERSON*:
          OO

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



                          SCHEDULE 13D

CUSIP NO.  172862104                           Page 6 of 14 Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

          Bradley C. Shoup - IRA

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                 (a) _X_
                                                 (b) ___

3.   SEC USE ONLY:




4.   SOURCE OF FUNDS*:
          PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):
                                                    ____

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
          U.S.A.


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7.  SOLE VOTING POWER:             2,000
8.  SHARED VOTING POWER:            None
9.  SOLE DISPOSITIVE POWER:        2,000
10. SHARED DISPOSITIVE POWER:       None


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:
          2,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*:
                                                     ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
          .030%

14.  TYPE OF REPORTING PERSON*:
          IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



Supplement to Amendment No. 9 to Schedule 13D
Issuer - Citadel Holding Corporation
Reporting Persons  - Dillon Investors, L.P., Roderick H. Dillon,
Jr., Roderick H. Dillon, Jr. - IRA, Roderick H. Dillon, Jr.
Foundation and Bradley C. Shoup - IRA.


Item 1.   Security and Issuer.

          This Amendment No. 9 to Schedule 13D filed by the reporting persons Dillon Investors, L.P. ("DI"), Roderick H. Dillon, Jr. ("RHD"), Roderick H. Dillon, Jr.-IRA ("RHD-IRA") and Roderick H. Dillon, Jr. Foundation ("RHD-Foundation") (collectively, the "Dillon Entities") and Bradley C. Shoup ("Shoup") (the "Dillon Entities" and "Shoup" are collectively referred to as the "Reporting Persons") with the Securities and Exchange Commission (the "SEC") relates to the common stock, without par value ("Common Stock"), of Citadel Holding Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 700 North Central, Suite 500, Glendale, California 91203. This Amendment No. 9 amends certain information set forth in the
Schedule 13D filed by the Dillon Entities on March 18, 1994, as amended by Amendment No. 1 filed on September 9, 1994 ("Amendment No. 1"), Amendment No. 2 filed on October 17, 1994 ("Amendment No. 2"), Amendment No. 3 filed on November 4, 1994 ("Amendment No. 3"), Amendment No. 4 filed on November 8, 1994 ("Amendment No. 4"), Amendment No. 5 filed on November 18, 1994 ("Amendment No. 5"), Amendment No. 6 filed on December 1, 1994 ("Amendment No. 6"), Amendment No. 7 filed on December 16, 1994 ("Amendment No. 7") and Amendment No. 8 filed on January 10, 1995 ("Amendment No. 8") (collectively, the "Previous Amendments").


Item 4.   Purpose of Transaction

          In response to the request of the Dillon Entities for interpretative advice, the Dillon Entities have been advised by the Office of Thrift Supervision (the "OTS"), by letter dated January 13, 1995 (the "OTS No Action Letter"), that the Office of Chief Counsel would refrain from recommending an enforcement action against the Dillon Entities if they proceed with a proxy or written consent solicitation with respect to the Issuer with-out having first filed a holding company application or rebuttal of control submission pursuant to Section 10(e) of the Homeowners Loan Act and the OTS Acquisition of Control Regulations, 12 C.F.R. Part 574 (the "Control Regulations"). Such advice is based on the factual representations contained in the materials submitted to the OTS and depends upon the accuracy and complete-ness of such materials. The Dillon Entities have no reason to believe that any such materials submitted to the OTS by the Dillon Entities are not accurate and complete. Any material change in the facts or circumstances, however, could result in a different conclusion by the OTS.

          In the OTS No Action Letter, the OTS advised the Dillon Entities that the OTS would not assert that the Issuer currently controls Fidelity Federal Bank, a Federal Savings Bank ("Fidelity"). Based on such advice from the OTS, the Dillon Entities believe that they may now conduct a consent solicitation or pursue an acquisition proposal, within the parameters of the Homeowners Loan Act and the Control Regulations, as interpreted and applied by the OTS with respect to the Issuer. Any such acquisition proposal would be structured to ensure that it not result in any person acquiring, directly or indirectly, control of Fidelity.

          On January 18, 1995, DI received a written response (the "Issuer Response Letter") from the Issuer with respect to the matters raised in the letter sent by DI to the Board of Directors of the Issuer on January 10, 1995 (the "DI Letter"). A copy of the DI Letter was attached to Amendment No. 8 as Exhibit B. A copy of the Issuer Response Letter is attached hereto as Exhibit B to this Amendment No. 9 and incorporated herein by this reference.

          The Reporting Persons are considering their position with respect to a new consent solicitation in light of the OTS No
Action Letter and the acquisition proposal described in the DI
Letter.


Item 7.   Material to Be Filed as Exhibits.

          Exhibit A - Joint Filing Agreement, dated November 11, 1994, among the Reporting Persons. (Incorporated herein by reference to Exhibit A of Amendment No. 5 to
          Schedule 13D filed on November 18, 1994 with the SEC).

          Exhibit B - Letter, dated January 17, 1995, from the
          Issuer to DI.  (Attached hereto beginning at page 10).


SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  January 19, 1995                   Dillon Investors, L.P.


                                By:  /s/ Roderick H. Dillon, Jr.
                                        Roderick H. Dillon, Jr.,
                                                 General Partner


                                         Roderick H. Dillon, Jr.


                                By:  /s/ Roderick H. Dillon, Jr.
                                         Roderick H. Dillon, Jr.


                                   Roderick H. Dillon, Jr. - IRA


                                By:  /s/ Roderick H. Dillon, Jr.
                                         Roderick H. Dillon, Jr.


                              Roderick H. Dillon, Jr. Foundation


                                By:  /s/ Roderick H. Dillon, Jr.
                                        Roderick H. Dillon, Jr.,
                                                         Trustee


                                          Bradley C. Shoup - IRA


                                By:  /s/ Bradley C. Shoup
                                                Bradley C. Shoup